EXHIBIT 21.1

LIST OF SUBSIDIARIES OF ENVIVA INC.
Subsidiary of Enviva Inc.	State of Incorporation
Enviva, LP	Delaware
Enviva Holdings, LP	Delaware
Enviva Pellets, LLC	Delaware
Enviva Pellets Epes, LLC	Delaware
Enviva Pellets Epes Finance Company, LLC	Delaware
Enviva Pellets Epes Holdings, LLC	Delaware
Enviva Pellets Greenwood, LLC	Delaware
Enviva Pellets Hamlet, LLC	Delaware
Enviva Pellets Lucedale, LLC	Delaware
Enviva Pellets Waycross, LLC	Delaware
Enviva Port of Pascagoula, LLC	Delaware